DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/7/07


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

224,816

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

224,816
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

224,816

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.42%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



This statement constitutes Amendment # 7 to the Schedule 13d filed on February 14, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
PURPOSE OF TRANSACTION
The filing persons have provided advance notice to the issuer regarding their intentions to nominate persons to the Board of Directors and to submit a proposal to terminate the issuers poison pill (see exhibit 1).


Item 5 is amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER a.As per the 10Q filed on 8/9/07 there were 1,289,878 shares of common stock outstanding as of 6/30/07. The percentages set forth in this item were derived using such number.


Bulldog Investors, a group of investment funds, Phillip
Goldstein and Andrew Dakos beneficially own an aggregate of 224,816 shares of GYRO or 17.42% of the outstanding shares.

b. Power to dispose and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c. The following shares were purchased in the last 60 days
(unless previously reported). There were no sales:

8/3/2007	950	$48.7613
8/3/2007	300	$48.7613
8/3/2007	250	$48.7613
8/3/2007	300	$48.7613
8/3/2007	250	$48.7613
8/3/2007	1350	$48.7613
8/6/2007	900	$48.4662
8/6/2007	283	$48.4662
8/6/2007	300	$48.4662
8/6/2007	300	$48.4662
8/6/2007	240	$48.4662
8/6/2007	1300	$48.4662
8/7/2007	200	$48.75
8/14/2007	777	$48.00
8/15/2007	1000	$49.00


d. Beneficiaries of accounts managed by Mr. Goldstein and Mr.
Dakos are entitled to receive any dividend and sales proceeds.

  e.   NA

Item 7 is amended as follows:
Item 7. Material to be filed as Exhibits
Exhibit 1. Advance Notification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 8/17/07

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1.

Full Value Partners L.P.
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

August 7, 2007

Peter Pitsiokos
Corporate Secretary
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, NY 11780

Dear Pete:

Full Value Partners L.P. is a member of a group that is Gyrodyne's largest shareholder. As you know, we have been seeking to have a representative on the board for almost two years but have been rebuffed time and again.

At the last annual meeting, shareholders were told that the estimated value of Gyrodyne's assets was $258 million or more than $200 per share on a fully diluted basis. With the stock currently trading for less than $50 per share, we are concerned that the board has not been aggressive enough in maximizing shareholder value. To that end, we intend to: (1) nominate the following persons for election as directors at the 2007 annual meeting and (2) present a proposal to terminate Gyrodyne's poison pill. Please consider this letter your advance notice of our intentions to conduct a proxy contest in 2007.

Full Value Partners beneficially owns 98,844 shares of Gyrodyne which are held in street name and owns an additional 100 shares in record name.

The Nominees are:

Phillip Goldstein (born 1945); 60 Heritage Drive,
Pleasantville, NY 10570 - Mr. Goldstein is an investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus
Fund L.P., Full Value Partners L.P., Full Value Special
Situations Fund L.P., and Full Value Offshore L.P. He has been a director of the Mexico Equity and Income Fund since
2000 and Brantley Capital Corporation since 2001.

Timothy Brog (born 1964); Timothy Brog has been the
President of Pembridge Capital Management LLC and the
Portfolio Manager of Pembridge Value Opportunity Fund since
2004.  Mr. Brog has been a Managing Director of The Edward
Andrews Group Inc., a boutique investment bank since 1996.
From 1989 to 1995, Mr. Brog was a corporate finance and mergers and acquisition associate of the law firm Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Brog is a director of
The Topps Company, Inc and acting chairman of the board of Peerless Systems Corporation. Mr. Brog received a Juris
Doctorate from Fordham University School of Law in 1989 and a BA from Tufts University in 1986.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite
750, Saddle Brook, NJ 07663 - Mr. Dakos is an investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus
Fund L.P., Full Value Partners L.P., Full Value Special
Situations Fund L.P., and Full Value Offshore L.P. He has been a director of the Mexico Equity and Income Fund since
2001 and Brantley Capital Corporation since 2007.

Mr. Goldstein and his wife jointly beneficially own 3,200 shares and I beneficially own 100 shares of Gyrodyne. Mr. Goldstein and I are managing members of Full Value Advisors LLC, the General Partner of Full Value Partners. Inclusive of the foregoing, Mr. Goldstein and I are principals of the General Partner of various limited partnerships that respectively beneficially own a total of 160,204 shares of Gyrodyne. Mr.
Brog does not own any shares of Gyrodyne.   Each of our nominees
has consented to be named in the proxy statement as a nominee and to serve as a director if elected. There are no arrangements or understandings between Full Value Partners and any of the above nominees or any other person(s) in connection with the nominations.

Please see our schedule 13D filings for further details and advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency.

Very truly yours,




Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner